UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2019

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half-year Report dated 01 August 2019

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: August 01, 2019

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Barclays Bank PLC

Interim Results Announcement

30 June 2019

Table of Contents

Results Announcement	Page
Notes	1
Financial Review	2-3
Risk Management
● Risk Management and Principal Risks	4
● Credit Risk	5-7
● Market Risk	8
● Treasury and Capital Risk	9-10
Statement of Directors’ Responsibilities	11
Independent Review Report to Barclays Bank PLC	12
Condensed Consolidated Financial Statements	13-18
Financial Statement Notes	19-44
Other Information	45

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167.

Notes

The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2019 to the corresponding six months of 2018 and balance sheet analysis as at 30 June 2019 with comparatives relating to 31 December 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 31 July 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Bank Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the UK and the US in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Review

Barclays Bank Group results
for the half year ended	30.06.19	30.06.18
	£m	£m	% Change
Total income	7,122	7,253	(2)
Credit impairment charges and other provisions	(510)	(156)
Net operating income	6,612	7,097	(7)
Operating expenses	(4,842)	(4,757)	(2)
Litigation and conduct	(68)	(1,627)	96
Total operating expenses	(4,910)	(6,384)	23
Other net income	23	12	92
Profit before tax	1,725	725	238%
Tax charge1	(260)	(294)	12
Profit after tax in respect of continuing operations	1,465	431
Loss after tax in respect of discontinued operations	-	(47)
Non-controlling interests in respect of continuing operations	-	1
Other equity instrument holders	(294)	(310)	5
Attributable profit	1,171	75

	30.06.19	31.12.18
Balance sheet information	£bn	£bn
Cash and balances at central banks	123.6	136.4
Loans and advances at amortised cost	144.7	137.0
Trading portfolio assets	120.0	104.0
Financial assets at fair value through the income statement	156.2	145.3
Derivative financial instrument assets	244.4	222.7
Deposits at amortised cost	215.1	199.3
Financial liabilities designated at fair value	229.9	217.7
Derivative financial instrument liabilities	243.0	219.6

	30.06.19	31.12.18
Capital metric2,3%		%
Common equity tier 1 (CET1) ratio	13.4	13.5

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 (AT1) instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings.
Comparatives have been restated, reducing the tax charge for H118 by £84m. Further detail can be found in Note 1 Basis of preparation on pages 19 to 20.

2
Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated. For further information, refer to treasury and capital risk on page 10.

3
The CET1 ratio is calculated applying the transitional arrangement of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. This includes
IFRS 9 transitional arrangements. For further information on the implementation of CRR II see page 10.

Barclays Bank Group Overview
Barclays Bank PLC is the non-ring-fenced bank which forms part of the Barclays Group and consists of Corporate and Investment Bank (CIB), Consumer, Cards and Payments and Head Office.

In H119, Barclays Bank PLC’s profit improved significantly compared to H118 due to a non-recurrence of the settlement relating to Residential Mortgage-Backed Securities (RMBS) with the US Department of Justice (DoJ). CIB income reflected a decrease in Markets and lower Banking fees, which was impacted by a decline in the Banking fee pool across the industry1, compared to a strong H118. Credit impairment charges normalised in the CIB. Operating expenses, excluding litigation and conduct, increased driven by Consumer, Cards and Payments including investment in US cards, merchant acquiring and wealth. This was offset by lower compensation accruals within CIB.

Group performance

●
Profit before tax increased 138% to £1,725m driven by lower losses in Head Office of £330m (H118: £1,887m) due to a non-recurrence of the settlement relating to RMBS with the DoJ. This was partially offset by a £482m decrease in CIB to £1,453m and £75m decrease in Consumer, Cards and Payments to £602m

●	The 7% appreciation of average USD against GBP positively impacted profits and income, and adversely impacted credit impairment charges and operating expenses
●	Total income decreased 2% to £7,122m (H118: £7,253m)
- CIB income of £5,149m decreased 4% driven by a 8% decline in Banking reflecting the smaller Banking fee pool across the industry1, a 6% decline in Markets and by a 2% decline in Corporate

  -    Consumer, Cards and Payments income increased 3% to £2,193m reflecting balance growth in the US cards business, partnership growth in merchant acquiring, appreciation of USD against GBP, offset by the non-recurrence of a £53m gain on the sale of a US cards portfolio in H118

  -    Head Office loss decreased by 14% to £220m, driven by hedge accounting losses that did not repeat, partially offset by a non-recurrence of prior year gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition

●	Credit impairment charges increased to £510m (H118: £156m)
- CIB credit impairment charges increased to £96m (H118: release of £182m) due to the non-recurrence of favourable macroeconomic forecast updates and single name releases in H118
- Consumer, Cards and Payments credit impairment charges increased to £396m (H118: £343m) due to the non-recurrence of favourable macroeconomic forecast updates in H118
●	Total operating expenses decreased 23% to £4,910m (H118: £6,384m)
- CIB operating expenses are stable at £3,615m as variable compensation accruals were reduced in response to performance in Q119, partially offset by continued investment in the business
- Consumer, Cards and Payments operating expenses increased 7% to £1,211m driven by continued investment in US cards, merchant acquiring and wealth
- Head Office operating expenses decreased 95% to £84m due to a non-recurrence of settlement relating to RMBS with the DoJ
●
H118 loss after tax in respect of discontinued operations of £47m included the results of the three months ended 31 March 2018 relating to the UK banking business that was transferred to Barclays Bank UK PLC

●
The effective tax rate was 15.1%. This reflects a change in accounting standards requiring tax relief on payments made under Additional Tier 1 (AT1) instruments to be recognised in the income statement

Balance sheet and capital

●	Trading portfolio assets increased £16.0bn to £120.0bn due to increased trading activity compared to year-end 2018
●

Derivative financial instrument assets and liabilities increased £21.7bn to £244.4bn and £23.4bn to £243.0bn respectively driven by a decrease in major interest rate curves, principally in the second quarter

●	Financial assets at fair value through the income statement increased £10.9bn to £156.2bn due to increased secured lending compared to year-end 2018
●	Deposits at amortised cost increased £15.8bn to £215.1bn due to increased customer deposits
●	The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2019 was 13.4%, which is above regulatory capital minimum requirements

1	Data Source: Dealogic for period 1 January 2019 to 30 June 2019.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in Barclays Bank Group are defined in the Barclays Group’s Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of Barclays Group, the process by which Barclays Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. It is approved by the Barclays PLC Board Risk Committee on recommendation of the Barclays Group Chief Risk Officer; it is then adopted by the Barclays Bank Group with minor modifications where required to meet regulatory expectations.

The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; model risk; conduct risk; reputation risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays Bank PLC Annual Report 2018 available at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period, including the risks associated with the process of the UK withdrawal from the European Union which continue to be closely monitored by Barclays Group. Impairment as at 30 June 2019 continues to include an adjustment of £50m representing the estimated impact of anticipated economic uncertainty in the UK (for further detail please see page 7). No significant changes to the principal risks or previously identified material existing and emerging risks are currently expected for the remaining six months of the year.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total1
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	11,262	614	60	92	766	1,183	13,211
Credit cards, unsecured loans and other retail lending	31,753	4,227	305	290	4,822	2,057	38,632
Corporate loans	86,126	7,695	595	1,000	9,290	1,136	96,552
Total	129,141	12,536	960	1,382	14,878	4,376	148,395

Impairment allowance
Home loans	28	26	11	10	47	318	393
Credit cards, unsecured loans and other retail lending	349	563	105	143	811	1,423	2,583
Corporate loans	122	225	18	6	249	384	755
Total	499	814	134	159	1,107	2,125	3,731

Net exposure
Home loans	11,234	588	49	82	719	865	12,818
Credit cards, unsecured loans and other retail lending	31,404	3,664	200	147	4,011	634	36,049
Corporate loans	86,004	7,470	577	994	9,041	752	95,797
Total	128,642	11,722	826	1,223	13,771	2,251	144,664

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.2	4.2	18.3	10.9	6.1	26.9	3.0
Credit cards, unsecured loans and other retail lending	1.1	13.3	34.4	49.3	16.8	69.2	6.7
Corporate loans	0.1	2.9	3.0	0.6	2.7	33.8	0.8
Total	0.4	6.5	14.0	11.5	7.4	48.6	2.5

As at 31.12.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	11,486	663	50	147	860	1,194	13,540
Credit cards, unsecured loans and other retail lending	29,548	4,381	305	240	4,926	2,078	36,552
Corporate loans	81,555	7,480	315	443	8,238	917	90,710
Total	122,589	12,524	670	830	14,024	4,189	140,802

Impairment allowance
Home loans	26	29	9	9	47	307	380
Credit cards, unsecured loans and other retail lending	356	694	118	160	972	1,433	2,761
Corporate loans	107	214	11	11	236	359	702
Total	489	937	138	180	1,255	2,099	3,843

Net exposure
Home loans	11,460	634	41	138	813	887	13,160
Credit cards, unsecured loans and other retail lending	29,192	3,687	187	80	3,954	645	33,791
Corporate loans	81,448	7,266	304	432	8,002	558	90,008
Total	122,100	11,587	532	650	12,769	2,090	136,959

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.2	4.4	18.0	6.1	5.5	25.7	2.8
Credit cards, unsecured loans and other retail lending	1.2	15.8	38.7	66.7	19.7	69.0	7.6
Corporate loans	0.1	2.9	3.5	2.5	2.9	39.1	0.8
Total	0.4	7.5	20.6	21.7	8.9	50.1	2.7

1        Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £159.9bn (December 2018: £120.1bn) and impairment allowance of £21m
          (December 2018: £11m). This comprises £13m (December 2018: £9m) Expected Credit Loss (ECL) on £159.4bn (December 2018: £119.6bn) Stage 1 assets, £3m (December 2018: £2m)
         on £0.5bn (December 2018: £0.5bn) Stage 2 fair value through other comprehensive income assets and £5m (December 2018: £nil) on £5m (December 2018: £nil)  Stage 3 other assets.

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. Explanation of the terms: 12-month ECL, lifetime ECL and credit-impaired are included in the Barclays Bank PLC Annual Report 2018 on page 173. Barclays Bank Group does not hold any material purchased or originated credit-impaired assets as at period end.

	Stage 1	Stage 2	Stage 3	Total
Gross exposure for loans and advances at amortised cost	£m	£m	£m	£m
As at 1 January 2019	122,589	14,024	4,189	140,802
Transfers from Stage 1	(4,661)	4,348	313	-
Transfers from Stage 2	3,540	(4,255)	715	-
Transfers from Stage 3	36	98	(134)	-
Business activity in the year	32,336	984	25	33,345
Net drawdowns and repayments	(2,880)	1,482	331	(1,067)
Final repayments	(21,819)	(1,803)	(415)	(24,037)
Disposals	-	-	(21)	(21)
Write-offs1	-	-	(627)	(627)
As at 30 June 2019	129,141	14,878	4,376	148,395

	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loans and advances at amortised cost	£m	£m	£m	£m
As at 1 January 2019	489	1,255	2,099	3,843
Transfers from Stage 1	(58)	51	7	-
Transfers from Stage 2	246	(456)	210	-
Transfers from Stage 3	1	7	(8)	-
Business activity in the year	95	39	5	139
Net re-measurement and movement due to exposure and risk parameter changes	(243)	251	513	521
Final repayments	(31)	(40)	(53)	(124)
Disposals	-	-	(21)	(21)
Write-offs1	-	-	(627)	(627)
As at 30 June 20192	499	1,107	2,125	3,731

Reconciliation of ECL movement to impairment charge/(release) for the period
				£m
ECL movement excluding assets derecognised due to disposals and write-offs				536
Post write-off recoveries1				(47)
Exchange and other adjustments				(7)
Impairment charge on loan commitments and financial guarantees				22
Impairment charge on other financial assets2				6
Income statement charge/(release) for the period				510

1
In H119, gross write-offs amounted to £627m (H118: £788m) and post write-off recoveries amounted to £47m (H118: £43m). Net write-offs represent gross write-offs less post write off recoveries and amounted to £580m (H118: £745m).

2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors.These have a total gross exposure of £159.9bn (December 2018: £120.1bn) and impairment allowance of £21m (December 2018: £11m).
This comprises £13m ECL (December 2018: £9m) on £159.4bn stage 1 assets (December 2018: £119.6bn) and £3m (December 2018: £2m) on £0.5bn stage 2 fair value through other comprehensive income assets (December 2018: £0.5bn) and £5m (December 2018: £0m) on £5m stage 3 other assets (December 2018: £0m).

	Stage 1	Stage 2	Stage 3	Total
Gross exposure for loan commitments and financial guarantees	£m	£m	£m	£m
As at 1 January 2019	248,590	16,444	421	265,455
Net transfers between stages	(506)	142	364	-
Business activity in the year	44,043	1,538	9	45,590
Net drawdowns and repayments	(2,348)	997	(282)	(1,633)
Final repayments	(27,183)	(4,092)	(234)	(31,509)
As at 30 June 2019	262,596	15,029	278	277,903

	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loan commitments and financial guarantees	£m	£m	£m	£m
As at 1 January 2019	91	104	22	217
Net transfers between stages	8	(6)	(2)	-
Business activity in the year	26	25	7	58
Net re-measurement and movement due to exposure and risk parameter changes	(17)	14	6	3
Final repayments	(15)	(26)	(1)	(42)
As at 30 June 2019	93	111	32	236

IFRS 9 models must assess ECL across a range of future economic conditions. These economic scenarios are generated via an independent model and ultimately set by the Barclays Group Senior Scenario Review Committee (SSRC). Economic scenarios are regenerated at a minimum annually (to align with Barclays Group’s medium-term planning exercise) but also if external consensus regarding the UK or US economy materially changes. The SSRC monitors consensus and within the period there have been no sufficiently material changes to external consensus regarding the UK or US economy, and as such there have been no changes to the macroeconomic variable paths within each modelled scenario during 2019. There is however continued anticipated economic uncertainty in the UK and as a result the impairment adjustment of £50m, based broadly on the output of the sensitivity analysis at 31 December 2018, continues to be included in the impairment balance at 30 June 2019. The output of the sensitivity analysis at 31 December 2018 remains valid given the scenarios are unchanged and the portfolios are comparable. Please refer to pages 76 to 80 of the Barclays Bank PLC Annual Report 2018 for details.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury within Barclays Bank Group and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class1

	Half year ended 30.06.19			Half year ended 31.12.18			Half year ended 30.06.182
	Average	High3	Low3	Average	High3	Low3	Average	High3	Low3
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	11	14	8	10	13	8	11	16	8
Interest rate risk	5	9	3	8	14	3	9	18	4
Equity risk	9	16	5	7	14	4	7	12	4
Basis risk	7	9	6	7	8	6	5	7	4
Spread risk	4	5	3	6	9	3	5	9	3
Foreign exchange risk	3	5	2	3	5	1	3	7	2
Commodity risk	1	1	-	1	1	-	1	2	-
Inflation risk	2	3	2	3	3	2	3	4	2
Diversification effect3	(21)	n/a	n/a	(24)	n/a	n/a	(24)	n/a	n/a
Total management VaR	21	26	16	21	27	17	20	27	15

1	Excludes Barclays Africa Group Limited from 23 July 2018.
2	Includes the UK banking business for the three months ended 31 March 2018.
3
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Treasury and Capital Risk

Funding and liquidity

Overview

The liquidity pool increased to £191bn (December 2018: £182bn) driven largely by net customer deposits and increased wholesale funding during the period. This positions Barclays Bank Group prudently in the face of prevailing macroeconomic uncertainty.

For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under a Domestic Liquidity Sub-Group (Barclays Bank PLC DoLSub) arrangement.

Liquidity risk stress testing

The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event.

The CRR (as amended by CRR II) Liquidity Coverage ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 30 June 2019, Barclays Bank PLC DoLSub held eligible liquid assets in excess of 100% of the net stress outflows to its internal and regulatory requirements. The proportion of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.

A significant portion of the liquidity pool is located in Barclays Bank PLC and Barclays Bank Ireland PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.

	As at	As at
	30.06.19	31.12.18
	£bn	£bn
Barclays Bank Group liquidity pool	191	182

	%	%
Barclays Bank PLC DoLSub liquidity coverage ratio	141	147

Capital and leverage

Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile to be included in the Barclays PLC Pillar 3 Report H1 2019, due to be published on 23 August 2019, and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results.

On 27 June 2019, as part of the EU Risk Reduction Measure package, the CRR II entered into force amending CRR.  As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. The amendments largely take effect and are phased in from 28 June 2021 with a number of exceptions which are implemented with immediate effect.

These exceptions primarily relate to the minimum requirement for own funds and eligible liabilities (MREL). Amendments within this section include changes to qualifying criteria for CET1, AT1 and Tier 2 instruments, the inclusion of additional holdings eligible for deduction, an amendment to the treatment of deferred tax assets and the introduction of requirements for MREL. Grandfathering and transitional provisions relating to MREL have also been introduced.

Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules.  The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Capital ratios1, 2, 3	As at 30.06.19	As at 31.12.18
CET1	13.4%	13.5%
Tier 1 (T1)	18.1%	18.4%
Total regulatory capital	21.6%	22.2%

Capital resources	£bn	£bn
CET1 capital	22.4	23.4
T1 capital	30.2	31.9
Total regulatory capital	36.0	38.4

Total risk weighted assets (RWAs)	166.7	173.2

Leverage ratio1, 4	£bn	£bn
CRR leverage ratio	3.8%	4.0%
T1 capital	30.2	31.9
CRR leverage exposure	801	791

1
Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.
This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio was 13.1%, with £21.8bn of CET1 capital and £166.1bn of RWAs calculated without applying the transitional arrangements of the
CRR as amended by CRR II applicable as at the reporting date.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC Tier 2 Contingent Capital Notes, was 13.4%.
For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements.
The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

4
No binding leverage minimum requirement has been set for Barclays Bank PLC solo-consolidated and it is only required to disclose a CRR leverage ratio.
To aid comparability with leverage disclosure for other Barclays Group entities, the UK spot leverage ratio would be higher than the disclosed CRR leverage ratio taking into account the exemption of qualifying central bank claims in the UK leverage exposure.

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 13 to 18 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union (EU), and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2019 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year.

●
any related party transactions in the six months ended 30 June 2019 that have materially affected the financial position or performance of Barclays Bank Group during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays Bank Group in the six months ended 30 June 2019.

Signed on 31 July 2019 on behalf of the Board by

James E Staley	Steven Ewart
Barclays Bank Group Chief Executive	Barclays Bank Group Chief Financial Officer

Barclays Bank PLC Board of Directors:

Chairman Nigel Higgins	Executive Directors James E Staley Steven Ewart	Non-executive Directors Peter Bernard Helen Keelan Maria Richter Jeremy Scott Alex Thursby Hélène Vletter-van Dort

Independent Review Report to Barclays Bank PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2019 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2019;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2019 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

The impact of uncertainties due to the UK exiting the European Union on our review
Uncertainties related to the effects of Brexit are relevant to understanding our review of the condensed financial statements. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. An interim review cannot be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Directors’ responsibilities
The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in Note 1 Basis of preparation, the annual financial statements of the Barclays Bank Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted by the EU.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Karim Haji
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL

31 July 2019

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended	Half year ended
		30.06.19	30.06.18
Continuing operations	Notes1	£m	£m
Net interest income		1,821	1,501
Net fee and commission income	3	2,829	2,862
Net trading income		2,093	2,319
Net investment income		337	494
Other income		42	77
Total income		7,122	7,253
Credit impairment charges and other provisions		(510)	(156)
Net operating income		6,612	7,097

Staff costs		(2,354)	(2,438)
Infrastructure, administration and general expenses		(2,488)	(2,319)
Litigation and conduct		(68)	(1,627)
Operating expenses		(4,910)	(6,384)

Profit on disposal of undertakings and share of results of associates and joint ventures		23	12
Profit before tax		1,725	725
Tax charge2	4	(260)	(294)
Profit after tax in respect of continuing operations		1,465	431
Loss after tax in respect of discontinued operations		-	(47)
Profit after tax		1,465	384

Attributable to:
Equity holders of the parent2		1,171	75
Other equity instrument holders		294	310
Total equity holders of the parent		1,465	385
Non-controlling interests in respect of continuing operations	5	-	(1)
Profit after tax		1,465	384

1	For notes to the Financial Statements see pages 19 to 44.
2
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for H118 by £84m.
Further detail can be found in Note 1, Basis of preparation on pages 19 to 20.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended	Half year ended
		30.06.19	30.06.18
	Notes1	£m	£m
Profit after tax		1,465	384
Profit after tax in respect of continuing operations		1,465	431
Loss after tax in respect of discontinued operations		-	(47)

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:2
Currency translation reserve	13	232	350
Fair value through other comprehensive income reserve	13	359	(221)
Cash flow hedging reserve	13	612	(403)
Other		-	10
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations		1,203	(264)

Other comprehensive (loss)/income not recycled to profit or loss from continuing operations:2
Retirement benefit remeasurements	10	(140)	(54)
Fair value through other comprehensive income reserve	13	-	(267)
Own credit	13	44	(73)
Other comprehensive loss not recycled to profit or loss from continuing operations		(96)	(394)

Other comprehensive income/(loss) for the period from continuing operations		1,107	(658)

Other comprehensive loss for the period from discontinued operations		-	(3)

Total comprehensive income/(loss) for the period:
Total comprehensive income/(loss) for the period, net of tax from continuing operations		2,572	(227)
Total comprehensive loss for the period, net of tax from discontinued operations		-	(50)
Total comprehensive income/(loss) for the period		2,572	(277)

Attributable to:
Equity holders of the parent		2,572	(276)
Non-controlling interests		-	(1)
Total comprehensive income/(loss) for the period		2,572	(277)

1	For notes to the Financial Statements see pages 19 to 44.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at	As at
		30.06.19	31.12.18
Assets	Notes1	£m	£m
Cash and balances at central banks		123,629	136,359
Cash collateral and settlement balances		101,323	74,352
Loans and advances at amortised cost		144,664	136,959
Reverse repurchase agreements and other similar secured lending		7,865	1,613
Trading portfolio assets		120,025	104,038
Financial assets at fair value through the income statement		156,243	145,250
Derivative financial instruments		244,422	222,683
Financial assets at fair value through other comprehensive income		55,856	44,994
Investments in associates and joint ventures		732	762
Goodwill and intangible assets		1,282	1,327
Property, plant and equipment2		1,628	947
Current tax assets	4	2,041	1,713
Deferred tax assets	4	2,677	2,970
Retirement benefit assets	10	1,875	1,768
Other assets		5,004	1,965
Total assets		969,266	877,700

Liabilities
Deposits at amortised cost		215,125	199,337
Cash collateral and settlement balances		93,723	67,736
Repurchase agreements and other similar secured borrowing		5,992	7,378
Debt securities in issue		42,251	39,063
Subordinated liabilities	8	36,368	35,327
Trading portfolio liabilities		41,335	36,614
Financial liabilities designated at fair value		229,875	217,741
Derivative financial instruments		243,004	219,592
Current tax liabilities	4	613	621
Deferred tax liabilities	4	332	-
Retirement benefit liabilities	10	287	283
Other liabilities2		6,897	5,170
Provisions	9	854	1,127
Total liabilities		916,656	829,989

Equity
Called up share capital and share premium	11	2,348	2,348
Other reserves	13	4,608	3,361
Retained earnings		36,252	34,405
Shareholders' equity attributable to ordinary shareholders of the parent		43,208	40,114
Other equity instruments	12	9,402	7,595
Total equity excluding non-controlling interests		52,610	47,709
Non-controlling interests	5	-	2
Total equity		52,610	47,711

Total liabilities and equity		969,266	877,700

1	For notes to the Financial Statements see pages 19 to 44.
2
Barclays Bank PLC adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in property, plant and equipment of £0.5bn, an increase in liabilities of £0.5bn, with no material impact on retained earnings.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	2,348	7,595	3,361	34,405	47,709	2	47,711
Profit after tax3	-	294	-	1,171	1,465	-	1,465
Currency translation movements	-	-	232	-	232	-	232
Fair value through other comprehensive income reserve	-	-	359	-	359	-	359
Cash flow hedges	-	-	612	-	612	-	612
Retirement benefit remeasurements	-	-	-	(140)	(140)	-	(140)
Own credit	-	-	44	-	44	-	44
Total comprehensive income for the period	-	294	1,247	1,031	2,572	-	2,572
Issue and exchange of other equity instruments	-	1,807	-	(11)	1,796	-	1,796
Other equity instruments coupons paid3	-	(294)	-	-	(294)	-	(294)
Equity settled share schemes	-	-	-	198	198	-	198
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(340)	(340)	-	(340)
Dividends paid	-	-	-	(27)	(27)	-	(27)
Capital contribution from Barclays PLC	-	-	-	995	995	-	995
Other movements	-	-	-	1	1	(2)	(1)
Balance as at 30 June 2019	2,348	9,402	4,608	36,252	52,610	-	52,610

Half year ended 31.12.18
Balance as at 1 July 2018	14,453	6,912	3,071	23,754	48,190	2	48,192
Profit after tax3	-	337	-	288	625	1	626
Currency translation movements	-	-	494	-	494	-	494
Fair value through other comprehensive income reserve	-	-	143	-	143	-	143
Cash flow hedges	-	-	96	-	96	-	96
Retirement benefit remeasurements	-	-	-	367	367	-	367
Own credit	-	-	131	-	131	-	131
Other	-	-	-	17	17	-	17
Total comprehensive income for the period	-	337	864	672	1,873	1	1,874
Issue and exchange of other equity instruments	-	683	-	(312)	371	-	371
Capital reorganisation	(12,092)	-	-	12,092	-	-	-
Other equity instruments coupons paid3	-	(337)	-	-	(337)	-	(337)
Redemption of preference shares	(13)	-	21	(2,048)	(2,040)	-	(2,040)
Equity to debt reclassification	-	-	(272)	-	(272)	-	(272)
Equity settled share schemes	-	-	-	165	165	-	165
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	3	3	-	3
Dividends paid	-	-	-	(515)	(515)	-	(515)
Capital contribution from Barclays PLC	-	-	-	1,000	1,000	-	1,000
Net equity impact of intragroup transfers	-	-	(323)	(402)	(725)	-	(725)
Other movements	-	-	-	(4)	(4)	(1)	(5)
Balance as at 31 December 2018	2,348	7,595	3,361	34,405	47,709	2	47,711

1	Details of share capital, other equity instruments and other reserves are shown on pages 33 to 34.
2	Details of non-controlling interests are shown on page 23.
3
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, increasing the profit after tax for H218 by £91m.
Further detail can be found in Note 1, basis of preparation on pages 19 to 20.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.18	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	14,453	8,982	3,808	38,490	65,733	1	65,734
Effects of changes in accounting policies	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	14,453	8,982	3,672	36,476	63,583	1	63,584
Continuing operations
Profit after tax3	-	310	-	122	432	(1)	431
Currency translation movements	-	-	350	-	350	-	350
Fair value through other comprehensive income reserve	-	-	(488)	-	(488)	-	(488)
Cash flow hedges	-	-	(403)	-	(403)	-	(403)
Retirement benefit remeasurements	-	-	-	(54)	(54)	-	(54)
Own credit	-	-	(73)	-	(73)	-	(73)
Other	-	-	-	10	10	-	10
Total comprehensive income net of tax from continuing operations	-	310	(614)	78	(226)	(1)	(227)
Total comprehensive income net of tax from discontinued operations	-	-	(3)	(47)	(50)	-	(50)
Total comprehensive income for the period	-	310	(617)	31	(276)	(1)	(277)
Other equity instruments coupons paid3	-	(310)	-	-	(310)	-	(310)
Equity settled share schemes	-	-	-	208	208	-	208
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(421)	(421)	-	(421)
Dividends paid	-	-	-	(14,274)	(14,274)	-	(14,274)
Capital contribution from Barclays PLC	-	-	-	2,000	2,000	-	2,000
Net equity impact of intragroup transfers	-	(2,070)	16	(236)	(2,290)	-	(2,290)
Other movements	-	-	-	(30)	(30)	2	(28)
Balance as at 30 June 2018	14,453	6,912	3,071	23,754	48,190	2	48,192

1	Details of share capital, other equity instruments and other reserves are shown on pages 33 to 34.
2	Details of non-controlling interests are shown on page 23.
3
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, increasing the profit after tax for H118 by £84m.
Further detail can be found in Note 1, basis of preparation on pages 19 to 20.

Condensed consolidated cash flow statement (unaudited)
	Half year ended	Half year ended
	30.06.19	30.06.18
Continuing operations	£m	£m
Profit before tax	1,725	725
Adjustment for non-cash items1	314	2,360
Changes in operating assets and liabilities2	(4,354)	(6,553)
Corporate income tax paid	(260)	(166)
Net cash from operating activities	(2,575)	(3,634)
Net cash transferred as part of the UK banking business disposal2	-	(39,703)
Other investing activities	(9,094)	(6,030)
Net cash from investing activities	(9,094)	(45,733)
Net cash from financing activities1	2,552	(2,057)
Effect of exchange rates on cash and cash equivalents	652	404
Net decrease in cash and cash equivalents from continuing operations	(8,465)	(51,020)
Net cash from discontinued operations	-	(468)
Net decrease in cash and cash equivalents	(8,465)	(51,488)
Cash and cash equivalents at beginning of the period	167,357	204,452
Cash and cash equivalents at end of the period	158,892	152,964

1	As at 30 June 2018, £120m was reclassified from net cash from financing activities to adjustments for non-cash items.
2	As at 30 June 2018, £2.4bn of cash equivalents were reclassified from changes in operating assets and liabilities to net cash transferred as part of the UK business banking disposal.

Financial Statement Notes

1.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2019 have been prepared in accordance with the DTR of the UK FCA and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

In April 2018, Barclays Bank PLC transferred its UK banking business to Barclays Bank UK PLC. The notes to these interim financial statements do not include a Disposal note as there is no related activity in the current period. Relevant prior period comparative information is available in Note 2, Disposal of business and transfer of ownership of subsidiary on pages 161 to 163 in the Barclays Bank PLC Annual Report 2018.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2018, except as disclosed below.

1.IFRS 16 – Leases
IFRS 16, Leases, which replaced IAS 17, Leases, was applied effective from 1 January 2019. IFRS 16 applies to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38, Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41, Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. IFRS 16 includes an accounting policy choice for a lessee to elect not to apply IFRS 16 to remaining assets within the scope of IAS 38, Intangible Assets, which the Barclays Bank Group has decided to apply.

IFRS 16 does not result in a significant change to lessor accounting; however, for lessee accounting there is no longer a distinction between operating and finance leases. Lessees will be required to recognise both:
●	A lease liability, measured at the present value of remaining cash flows on the lease, and
●
A right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease.

There is a recognition exemption in IFRS 16 for leases with a term not exceeding 12 months, which allows the lessee to apply similar accounting as an operating lease under IAS 17.

The Barclays Bank Group applied IFRS 16 on a modified retrospective basis and took advantage of the option not to restate comparative periods. The Barclays Bank Group applied the following transition options available under the modified retrospective approach:

●	To calculate the right of use asset equal to the lease liability, adjusted for prepaid or accrued payments.
●
To rely on the previous assessment of whether leases are onerous in accordance with IAS 37 immediately before the date of initial application as an alternative to performing an impairment review. The Barclays Bank Group adjusted the carrying amount of the ROU asset at the date of initial application by the previous carrying amount of its onerous lease provision.

●	To apply the recognition exception for leases with a term not exceeding 12 months.
●	To use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

The impact on adoption was an increase in property, plant and equipment of £0.5bn, and an increase in other liabilities of £0.5bn, with no material impact on retained earnings.

2.IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment
IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. IFRIC 23 has been applied from 1 January 2019. There was no significant effect from the adoption of IFRIC 23 in relation to accounting for uncertain tax positions.

3.IAS 12 – Income Taxes – Amendments to IAS 12
The IASB amended IAS 12 in order to clarify the accounting treatment of the income tax consequences of dividends. As a result of the amendment, the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, will be included in, and will reduce, the income statement tax charge. The amendments of IAS 12 were applied to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period. This resulted in reducing the tax charge and increasing profit after tax for H119 by £77m and H118 by £84m. This change does not impact retained earnings.

4.IAS 19 – Employee Benefits – Amendments to IAS 19
The IASB issued amendments to the guidance in IAS 19, Employee Benefits, in connection with accounting for plan amendments, curtailments and settlements. The amendments have been applied to plan amendments, curtailments or settlements occurring on or after 1 January 2019. There was no significant effect from the adoption of the amendments of IAS 19.

5.Going concern
Having reassessed the Principal Risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

6.Other disclosures
The Credit risk disclosures on pages 5 to 7 form part of these interim financial statements.

2.	Segmental reporting

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.19	£m	£m	£m	£m
Total income	5,149	2,193	(220)	7,122
Credit impairment charges and other provisions	(96)	(396)	(18)	(510)
Net operating income/(expenses)	5,053	1,797	(238)	6,612
Total operating expenses	(3,615)	(1,211)	(84)	(4,910)
Other net income/(expenses)1	15	16	(8)	23
Profit/(loss) before tax from continuing operations	1,453	602	(330)	1,725

As at 30.06.19	£bn	£bn	£bn	£bn
Total assets	882.1	73.1	14.1	969.3

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.18	£m	£m	£m	£m
Total income	5,373	2,137	(257)	7,253
Credit impairment releases/(charges) and other provisions	182	(343)	5	(156)
Net operating income/(expenses)	5,555	1,794	(252)	7,097
Total operating expenses	(3,628)	(1,134)	(1,622)	(6,384)
Other net income/(expenses)1	8	17	(13)	12
Profit/(loss) before tax from continuing operations	1,935	677	(1,887)	725

As at 31.12.18	£bn	£bn	£bn	£bn
Total assets	792.5	71.6	13.6	877.7

1
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region1
	Half year ended	Half year ended
	30.06.19	30.06.18
	£m	£m
UK	2,000	2,118
Europe	863	1,026
Americas	3,825	3,735
Africa and Middle East	75	62
Asia	359	312
Total	7,122	7,253

1	The geographic region is based on counterparty location.

3.	Fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.19	£m	£m	£m	£m
Fee type
Transactional	185	1,168	-	1,353
Advisory	364	41	-	405
Brokerage and execution	512	24	-	536
Underwriting and syndication	1,240	-	-	1,240
Other	62	124	16	202
Total revenue from contracts with customers	2,363	1,357	16	3,736
Other non-contract fee income	54	-	-	54
Fee and commission income	2,417	1,357	16	3,790
Fee and commission expense	(350)	(611)	-	(961)
Net fee and commission income	2,067	746	16	2,829

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.18	£m	£m	£m	£m
Fee type
Transactional	185	1,072	-	1,257
Advisory	340	37	-	377
Brokerage and execution	553	30	-	583
Underwriting and syndication	1,368	-	-	1,368
Other	3	78	16	97
Total revenue from contracts with customers	2,449	1,217	16	3,682
Other non-contract fee income	55	-	-	55
Fee and commission income	2,504	1,217	16	3,737
Fee and commission expense	(337)	(538)	-	(875)
Net fee and commission income	2,167	679	16	2,862

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities, and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing.

4.	Tax

The tax charge for H119 was £260m (H118: £294m), representing an effective tax rate of 15.1% (H118: 40.6%). The effective tax rate for H119 was substantially lower than H118, primarily due to charges for litigation and conduct in H118 which were non-deductible for tax purposes. From 2019, a change in accounting standards has required tax relief on payments made under AT1 instruments, which in prior periods was recognised in retained earnings, to be recognised in the income statement. Excluding this accounting change, the Barclays Bank Group’s effective tax rate would have been 19.5%.

	Assets		Liabilities
	As at	As at	As at	As at
	30.06.19	31.12.18	30.06.19	31.12.18
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	2,041	1,713	(613)	(621)
Deferred tax	2,677	2,970	(332)	-
Total	4,718	4,683	(945)	(621)

	As at	As at
	30.06.19	31.12.18
Deferred tax assets and liabilities	£m	£m
USA	2,293	2,541
UK	-	3
Other	384	426
Deferred tax assets	2,677	2,970
Deferred tax liabilities - UK	(332)	-

Analysis of deferred tax assets
Temporary differences	2,289	2,441
Tax losses	388	529
Deferred tax assets	2,677	2,970

5.	Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended	Half year ended	As at	As at
	30.06.19	30.06.18	30.06.19	31.12.18
	£m	£m	£m	£m
Other non-controlling interests	-	(1)	-	2

6.	Dividends on ordinary shares

	Half year ended 30.06.19	Half year ended 30.06.18

Dividends paid during the period	£m	£m
Ordinary shares1	-	14,168
Preference shares	27	106
Total	27	14,274

1         H118 included the dividend in specie of £14bn paid to Barclays PLC for transferring the equity ownership in Barclays Bank UK PLC.

A half year dividend for 2019 of £233m will be paid on 16 September 2019.

7.	Fair value of financial instruments

This section should be read in conjunction with Note 18, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2018 and Note 1, Basis of preparation on pages 19 to 20, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation
The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.19	£m	£m	£m	£m
Trading portfolio assets	58,369	58,108	3,548	120,025
Financial assets at fair value through the income statement	10,586	141,970	3,687	156,243
Derivative financial instruments	6,004	232,717	5,701	244,422
Financial assets at fair value through other comprehensive income	19,113	36,573	170	55,856
Investment property	-	-	8	8
Total assets	94,072	469,368	13,114	576,554

Trading portfolio liabilities	(24,439)	(16,890)	(6)	(41,335)
Financial liabilities designated at fair value	(98)	(229,493)	(284)	(229,875)
Derivative financial instruments	(5,728)	(232,477)	(4,799)	(243,004)
Total liabilities	(30,265)	(478,860)	(5,089)	(514,214)

As at 31.12.18
Trading portfolio assets	51,029	49,396	3,613	104,038
Financial assets at fair value through the income statement	8,918	131,682	4,650	145,250
Derivative financial instruments	6,813	210,655	5,215	222,683
Financial assets at fair value through other comprehensive income	15,751	28,888	355	44,994
Investment property	-	-	9	9
Total assets	82,511	420,621	13,842	516,974

Trading portfolio liabilities	(19,401)	(17,210)	(3)	(36,614)
Financial liabilities designated at fair value	(76)	(217,404)	(261)	(217,741)
Derivative financial liabilities	(6,152)	(208,697)	(4,743)	(219,592)
Total liabilities	(25,629)	(443,311)	(5,007)	(473,947)

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As at 30.06.19	£m	£m	£m	£m	£m	£m
Interest rate derivatives	-	152,892	2,320	-	(145,912)	(2,071)
Foreign exchange derivatives	-	56,187	209	-	(57,976)	(289)
Credit derivatives	-	11,565	1,448	-	(11,626)	(369)
Equity derivatives	6,004	10,871	1,711	(5,728)	(15,801)	(2,057)
Commodity derivatives	-	1,202	13	-	(1,162)	(13)
Government and government sponsored debt	46,619	56,909	2	(11,321)	(11,755)	-
Corporate debt	-	18,827	616	-	(5,671)	(6)
Certificates of deposit, commercial paper and other money market instruments	-	554	-	-	(7,939)	(21)
Margin lending	-	15,306	-	-	(23,860)	-
Reverse repurchase and repurchase agreements	-	123,464	13	-	(148,870)	-
Non-asset backed loans	-	7,349	4,071	-	-	-
Asset backed securities	-	3,157	669	-	(28)	-
Issued debt	-	-	-	-	(47,402)	(263)
Equity cash products	41,347	10,190	357	(13,118)	(804)	-
Private equity investments	4	-	185	-	-	-
Other1	98	895	1,500	(98)	(54)	-
Total	94,072	469,368	13,114	(30,265)	(478,860)	(5,089)

As at 31.12.18
Interest rate derivatives	-	122,975	2,478	-	(118,231)	(2,456)
Foreign exchange derivatives	-	63,960	192	-	(63,897)	(185)
Credit derivatives	-	9,374	1,381	-	(9,188)	(331)
Equity derivatives	6,813	12,933	1,136	(6,152)	(16,001)	(1,743)
Commodity derivatives	-	1,413	28	-	(1,380)	(28)
Government and government sponsored debt	38,910	47,882	14	(8,143)	(11,154)	-
Corporate debt	-	14,529	456	-	(5,085)	-
Certificates of deposit, commercial paper and other money market instruments	-	1,135	-	-	(8,556)	(10)
Margin lending	-	10,388	-	-	(26,875)	-
Reverse repurchase and repurchase agreements	-	118,623	768	-	(139,361)	-
Non-asset backed loans	-	7,378	4,452	-	-	-
Asset backed securities	-	2,265	688	-	(245)	-
Issued debt	-	-	-	-	(42,104)	(251)
Equity cash products	36,705	7,195	698	(11,258)	(1,181)	(3)
Private equity investments	7	-	190	-	-	-
Other1	76	571	1,361	(76)	(53)	-
Total	82,511	420,621	13,842	(25,629)	(443,311)	(5,007)

1        Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2
During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2018: no material transfers between Level 1 and Level 2).

Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
		Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Transfers		As at 30.06.19
	As at 01.01.19					Trading income	Other income	In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	14	2	-	-	-	-	-	-	(14)	2
Corporate debt	388	70	(24)	-	(31)	14	-	32	(74)	375
Non-asset backed loans	2,263	1,235	(1,260)	-	(19)	12	-	19	(90)	2,160
Asset backed securities	664	81	(127)	-	-	5	-	16	(29)	610
Equity cash products	136	48	(13)	-	-	(2)	-	116	(20)	265
Other	148	-	-	-	(1)	(10)	-	-	(1)	136
Trading portfolio assets	3,613	1,436	(1,424)	-	(51)	19	-	183	(228)	3,548

Non-asset backed loans	1,836	2	-	-	(132)	70	-	-	(1)	1,775
Equity cash products	559	9	-	-	(10)	4	178	-	-	740
Private equity investments	191	4	(3)	-	(1)	-	(6)	-	-	185
Other	2,064	2,334	(2,619)	-	(2)	17	9	24	(840)	987
Financial assets at fair value through the income statement	4,650	2,349	(2,622)	-	(145)	91	181	24	(841)	3,687

Non-asset backed loans	353	48	-	-	(55)	-	-	-	(218)	128
Asset backed securities	-	40	-	-	-	-	-	-	-	40
Equity cash products	2	-	-	-	-	-	-	-	-	2
Financial assets at fair value through other comprehensive income	355	88	-	-	(55)	-	-	-	(218)	170

Investment property	9	-	-	-	-	-	(1)	-	-	8

Trading portfolio liabilities	(3)	-	-	-	-	2	-	(5)	-	(6)

Certificates of deposit, commercial paper and other money market instruments	(10)	-	-	-	1	-	(1)	(11)	-	(21)
Issued debt	(251)	-	-	(16)	1	5	-	(3)	1	(263)
Financial liabilities designated at fair value	(261)	-	-	(16)	2	5	(1)	(14)	1	(284)

Interest rate derivatives	22	(3)	-	-	76	116	-	(107)	145	249
Foreign exchange derivatives	7	-	-	-	(12)	(41)	-	(51)	17	(80)
Credit derivatives	1,050	(63)	4	-	(3)	86	-	2	3	1,079
Equity derivatives	(607)	(122)	(5)	-	23	89	-	(16)	292	(346)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-
Net derivative financial instruments1	472	(188)	(1)	-	84	250	-	(172)	457	902

Total	8,835	3,685	(4,047)	(16)	(165)	367	179	16	(829)	8,025

1        Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,701m and derivative financial liabilities were £4,799m.

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Transfers		As at 30.06.18
	As at 01.01.18					Trading income	Other income	In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	49	11	-	-	-	-	-	-	(35)	25
Corporate debt	871	35	(17)	-	(23)	6	-	15	(6)	881
Non-asset backed loans	166	2,239	(239)	-	-	2	-	11	(6)	2,173
Asset backed securities	627	100	(99)	-	-	(11)	-	5	(30)	592
Equity cash products	68	-	(7)	-	-	35	-	75	(52)	119
Other	196	4	(4)	-	(10)	(21)	-	24	(138)	51
Trading portfolio assets	1,977	2,389	(366)	-	(33)	11	-	130	(267)	3,841

Non-asset backed loans	6,073	16	(4,432)	-	(238)	4	-	-	(4)	1,419
Equity cash products	8	11	-	-	-	-	-	-	-	19
Private equity investments	688	295	(37)	-	-	-	53	-	(14)	985
Other	750	2,359	(1,967)	-	-	4	110	-	-	1,256
Financial assets at fair value through the income statement	7,519	2,681	(6,436)	-	(238)	8	163	-	(18)	3,679

Equity cash products	36	-	(17)	-	-	-	-	-	(18)	1
Private equity investments	129	-	(12)	-	-	-	-	-	(14)	103
Other	40	-	(39)	-	-	-	-	-	-	1
Financial assets at fair value through other comprehensive income	205	-	(68)	-	-	-	-	-	(32)	105

Investment property	116	-	(104)	-	(5)	-	4	-	-	11

Trading portfolio liabilities	(4)	-	2	-	-	-	-	2	-	-
							-
Certificates of deposit, commercial paper and other money market instruments	(250)	-	202	-	-	-	-	-	-	(48)
Issued debt	(214)	-	-	(4)	4	19	-	(219)	125	(289)
Other	(16)	-	16	-	2	-	(2)	-	-	-
Financial liabilities designated at fair value	(480)	-	218	(4)	6	19	(2)	(219)	125	(337)

Interest rate derivatives	(150)	-	-	-	96	(46)	-	(343)	58	(385)
Foreign exchange derivatives	37	-	-	-	(17)	(30)	-	8	(18)	(20)
Credit derivatives	1,146	2	3	-	(15)	(210)	-	1	(2)	925
Equity derivatives	(896)	22	(431)	-	221	129	-	33	175	(747)
Net derivative financial instruments1	137	24	(428)	-	285	(157)	-	(301)	213	(227)

Total	9,470	5,094	(7,182)	(4)	15	(119)	165	(388)	21	7,072

1           Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £5,066m and derivative financial liabilities were £5,293m.

Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.19			Half year ended 30.06.18
	Income statement		Total	Income statement		Total
	Trading income	Other income		Trading income	Other income
	£m	£m	£m	£m	£m	£m
Trading portfolio assets	21	-	21	(3)	-	(3)
Financial assets at fair value through the income statement	75	178	253	7	116	123
Investment properties	-	(1)	(1)	-	-	-
Trading portfolio liabilities	2	-	2	-	-	-
Financial liabilities designated at fair value	6	-	6	18	-	18
Net derivative financial instruments	212	-	212	(155)	-	(155)
Total	316	177	493	(133)	116	(17)

Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.19		As at 31.12.18
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	£m	£m	£m	£m
Interest rate derivatives	52	(118)	80	(162)
Foreign exchange derivatives	11	(14)	7	(10)
Credit derivatives	125	(79)	126	(73)
Equity derivatives	107	(108)	110	(112)
Commodity derivatives	1	(1)	1	(1)
Corporate debt	12	(10)	10	(2)
Non-asset backed loans	138	(241)	141	(210)
Equity cash products	130	(173)	121	(155)
Private equity investments	6	(7)	-	(10)
Other1	2	(2)	2	(2)
Total	584	(753)	598	(737)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models, would be to increase fair values by up to £584m (December 2018: £598m) or to decrease fair values by up to £753m (December 2018: £737m) with all the effect impacting profit and loss.

Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 18, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2018. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 18, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2018.

Fair value adjustments
Key balance sheet valuation adjustments are quantified below:
	As at	As at
	30.06.19	31.12.18
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(448)	(451)
Uncollateralised derivative funding	(60)	(47)
Derivative credit valuation adjustments	(149)	(125)
Derivative debit valuation adjustments	192	237

●	Uncollateralised derivative funding increased by £13m to £60m as a result of changes in underlying derivative exposures
●	Derivative credit valuation adjustments increased by £24m to £149m as a result of changes in underlying derivative exposures
●	Derivative debit valuation adjustments decreased by £45m to £192m as a result of tightening in Barclays’ credit spreads

Portfolio exemption
Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £106m (December 2018: £127m) for financial instruments measured at fair value and £32m (December 2018: £31m) for financial instruments carried at amortised cost. The decrease in financial instruments measured at fair value of £21m (December 2018: £32m increase) was driven by additions of £23m (December 2018: £65m) offset by a transfer out of £nil (December 2018: £15m) to Barclays Bank UK PLC and £44m (December 2018: £18m) of amortisation and releases.  The increase of £1m (December 2018: £222m decrease) in financial instruments carried at amortised cost was driven by the transfer out of £nil (December 2018: £222m) to Barclays Bank UK PLC and £nil (December 2018: £2m) of amortisation and releases offset by additions of £1m (December 2018: £2m).

Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,452m (December 2018: £4,797m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays Bank PLC Annual Report 2018 disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet.

	As at 30.06.19		As at 31.12.18
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost
- Home loans	12,818	12,242	13,160	12,592
- Credit cards, unsecured loans and other retail lending	34,035	34,951	31,921	33,115
- Finance lease receivables	2,035	2,178	1,886	2,057
- Corporate loans	95,776	95,053	89,992	89,671
Reverse repurchase agreements and other similar secured lending	7,865	7,865	1,613	1,613

Financial liabilities
Deposits at amortised cost
- Banks	(19,579)	(19,579)	(15,569)	(15,569)
- Current and demand accounts	(78,961)	(78,961)	(77,264)	(77,264)
- Savings accounts	(27,008)	(27,008)	(26,980)	(26,980)
- Other time deposits	(89,577)	(89,569)	(79,524)	(79,524)
Repurchase agreements and other similar secured borrowing	(5,992)	(5,992)	(7,378)	(7,378)
Debt securities in issue	(42,251)	(42,247)	(39,063)	(39,083)
Subordinated liabilities	(36,368)	(36,905)	(35,327)	(36,174)

8.	Subordinated liabilities

	Half year ended	Year ended
	30.06.19	31.12.18
	£m	£m
Opening balance as at 1 January	35,327	24,193
Issuances	4,508	221
Redemptions	(4,321)	(3,246)
Other	854	14,159
Closing balance	36,368	35,327

Issuances of £4,508m include £3,396m intra-group loans from Barclays PLC and $1,300m 5.088% Fixed-to-Floating Rate Subordinated Notes (£1,035m) issued intra-group to Barclays PLC as well as £77m externally issued USD Floating Rate Notes.

Redemptions totalling £4,321m include £3,000m externally issued 14% Step-up Callable Perpetual Reserve Capital Instruments, £1,230m 4.375% Fixed Rate intra-group loans from Barclays PLC and £77m externally issued USD Floating Rate Notes. Barclays Securities Japan Limited redeemed two externally issued JPY 1,000m dated loans during the period, totalling £14m.

Other movements in the six months ended 30 June 2019 predominantly include fair value hedge adjustments, accrued interest and foreign exchange rate movements.

9.	Provisions

	As at	As at
	30.06.19	31.12.18
	£m	£m
Customer redress	104	127
Legal, competition and regulatory matters	224	411
Redundancy and restructuring	71	68
Undrawn contractually committed facilities and guarantees	236	217
Onerous contracts	18	90
Sundry provisions	201	214
Total	854	1,127

10.	Retirement benefit

As at 30 June 2019, Barclays Bank Group’s IAS 19 pension surplus across all schemes was £1.6bn (December 2018: £1.5bn). The UK Retirement Fund (UKRF), which is Barclays Bank Group’s main scheme, had an IAS 19 pension surplus of £1.8bn (December 2018: £1.7bn). The movement for the UKRF was driven by higher than assumed asset returns and payment of a deficit reduction contribution, offset by a decrease in the discount rate.

UKRF funding valuations
The Scheme Actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2018 and showed a deficit of £4.0bn and a funding level of 88.4%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2018 was largely due to payment of deficit reduction contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires Barclays Bank PLC to pay deficit reduction contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group’s share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing. Barclays Bank PLC remains as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of Barclays Bank UK PLC until 2025, and support from Barclays PLC should Barclays Bank PLC not pay the deficit reduction contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

11.	Called up share capital

Ordinary shares
As at 30 June 2019 the issued ordinary share capital of Barclays Bank PLC comprised 2,342 million (December 2018: 2,342 million) ordinary shares of £1 each.

Preference shares
As at 30 June 2019 the issued preference share capital of Barclays Bank PLC of £6m (December 2018: £6m) comprised 1,000 Sterling Preference Shares of £1 each (December 2018: 1,000); 31,856 Euro Preference Shares of €100 each (December 2018: 31,856); and 58,133 US Dollar Preference shares of $100 each (December 2018: 58,133).

There was no issuance or redemption of ordinary or preference shares in the six months ended on 30 June 2019.

12.	Other equity instruments

Other equity instruments of £9,402m (December 2018: £7,595m) include AT1 securities issued to Barclays PLC by Barclays Bank PLC. There have been two issuances to Barclays PLC in the period, $2.0bn 8% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities and £300m 7.125% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRR. AT1 securities are undated and are repayable, at the option of Barclays Bank PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

13.	Other reserves

	As at	As at
	30.06.19	31.12.18
	£m	£m
Currency translation reserve	4,159	3,927
Fair value through other comprehensive income reserve	61	(298)
Cash flow hedging reserve	489	(123)
Own credit reserve	(77)	(121)
Other reserves	(24)	(24)
Total	4,608	3,361

Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2019, there was a credit balance of £4,159m (December 2018: £3,927m credit) in the currency translation reserve. The £232m credit movement principally reflected the strengthening of period end USD against GBP.

Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 30 June 2019, there was a credit balance of £61m (December 2018: £298m debit) in the fair value through other comprehensive income reserve. The gain of £359m is principally reflected by a £679m gain from the increase in fair value of bonds due to decreasing bond yields, partially offset by £200m of net gains transferred to net profit and a tax charge of £120m.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2019, there was a credit balance of £489m (December 2018: £123m debit) in the cash flow hedging reserve. The increase of £612m principally reflected a £844m increase in the fair value of interest rate swaps held for hedging purposes as interest rate curves decreased partially offset by £31m of gains transferred to net profit and a tax charge of £204m.

Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2019, there was a debit balance of £77m (December 2018: £121m debit) in the own credit reserve. The movement of £44m is principally reflected by a £68m gain from the widening of Barclays’ funding spreads offset by tax of £24m.

Other reserves
As at 30 June 2019, there was a debit balance of £24m (December 2018: £24m debit) in other reserves relating to redeemed ordinary and preference shares issued by Barclays Bank Group.

14.	Contingent liabilities and commitments

	As at	As at
	30.06.19	31.12.18
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	16,106	15,046
Performance guarantees, acceptances and endorsements	5,771	4,348
Total	21,877	19,394

Commitments
Documentary credits and other short-term trade related transactions	1,273	1,741
Standby facilities, credit lines and other commitments	270,192	256,027
Total	271,465	257,768

In addition to the above, Note 15, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on Barclays Bank Group.

15.	Legal, competition and regulatory matters

Barclays Bank PLC and the Barclays Bank Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into two advisory services agreements entered into by Barclays Bank PLC. These agreements were entered into with Qatar Holding LLC in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC brought by the SFO, and in October 2018, the High Court denied the SFO’s application to reinstate the charges, which were consequently dismissed.

FCA Proceedings and other investigations
In 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings pending against certain former Barclays executives.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action
In 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of approximately £1.6bn (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in June 2020.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. The financial penalty provided in the FCA’s Notices and the amount of PCP’s claim do not necessarily reflect Barclays’ potential financial exposure in respect of these matters.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, Barclays has been cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed. Barclays is in advanced discussions to resolve this matter.

Claimed amounts/Financial impact
Barclays does not expect the financial impact of the matters described above to be material to the Group’s operating results, cash flows or financial position.

Investigations into LIBOR and other benchmarks
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with a number of regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC.

Claimed amounts/Financial impact
Aside from the settlements described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks. While certain cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in the Multidistrict Litigation Court
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Barclays has settled claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR (Lender Class) and paid $120m, $20m, $7.1m and $4m respectively. The settlements with the OTC Class and the Lender Class have received final court approval. The other settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

Additional USD LIBOR Cases in the SDNY
In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order has been dismissed.

Beginning in January 2019, several putative class actions were filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust and unjust enrichment claims on allegations that, beginning in 2014, defendants manipulated USD LIBOR through defendants’ submissions to ICE, which took over rate-setting duties for LIBOR from the British Bankers' Association in 2014. These actions have been consolidated.

Sterling LIBOR Case in SDNY
In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that the defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss was granted in December 2018. The plaintiff has asked the court to reconsider this decision.

Japanese Yen LIBOR Cases in SDNY
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs amended their complaint in 2017 following dismissal by the court of the claims against Barclays for failure to state a claim. In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI, a decision that the plaintiffs are challenging.

Non-US Benchmarks Cases
In the UK, certain local authorities have brought claims against Barclays asserting that they entered into loans in reliance on misrepresentations made by Barclays in respect of its conduct in relation to LIBOR.

In addition to the US and UK actions described above, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in other jurisdictions may be brought in the future.

Claimed amounts/Financial impact
Aside from the settlements described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Foreign Exchange Investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

In 2015 Barclays reached settlements with the CFTC, the DoJ, the NYDFS, the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions. Under the plea agreement with the DoJ, which was approved by the US District Court for the District of Connecticut in January 2017, Barclays PLC agreed to a term of probation of three years. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. In May 2019, the European Commission announced two settlements and Barclays has paid total penalties of approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements, which require Barclays to pay total penalties of approximately CHF 27m.

Claimed amounts/Financial impact
Aside from the settlements described above, Barclays does not expect the financial impact of the matters described above to be material to the Group’s operating results, cash flows or financial position.

Civil actions in respect of Foreign Exchange

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in the future. Certain of these cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

FX Opt Out Action
In 2014, a number of civil actions filed in the SDNY alleging manipulation of Foreign Exchange markets were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. The settlement received final court approval in August 2018. In November 2018, a group of sixteen plaintiffs (and several of their affiliates) who opted out of the Consolidated FX Action settlement filed a complaint in the SDNY against the Consolidated FX Action defendants, including Barclays Bank PLC and BCI.

Retail Basis Action
A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied.

State Law FX Action
In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The plaintiffs’ counsel subsequently amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action and asserted substantively similar claims. These two actions were consolidated and a consolidated complaint was filed in 2017. The consolidated action was dismissed, but the plaintiffs have filed an amended complaint, except as to their federal claims.

Non-US FX Actions
In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays in connection with manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

Claimed amounts/Financial impact
Aside from the settlement described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws.

Also, in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential mortgage related litigation

There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS). Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to approximately $5bn of Barclays sponsored securitisations. In addition, an entity that Barclays acquired in 2007 (Acquired Subsidiary) provided R&Ws on $19.4bn of loans it sold to third parties. There are no stated expiration provisions applicable to most R&Ws made by Barclays or the Acquired Subsidiary. Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2019 associated with R&Ws made by Barclays or the Acquired Subsidiary had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests described above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. These civil actions are ongoing. An intermediate appellate court has found that claims related to certain R&Ws are time-barred. This decision is being appealed.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Alternative trading systems

In 2014, the New York State Attorney General (NYAG) filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered alternative trading system (ATS). In February 2016, Barclays reached settlement agreements with the SEC and NYAG, which required Barclays to pay $35m to each. Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action. The parties have agreed to a settlement of this action for $27m, which has received final court approval.

Claimed amounts/Financial impact
Aside from the settlements described above, there is no financial impact on Barclays’ operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government and agency securities in various markets.

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

Barclays PLC, Barclays Bank PLC, BCI, Barclays Execution Services Limited (formerly Barclays Services Limited), Barclays Capital Securities Limited and certain other financial institutions have been named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds (SSA Bonds) from 2009 through 2015. The defendants have moved to dismiss the action. In February 2019, indirect purchasers of SSA Bonds filed a separate but related complaint making similar allegations.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US Government Sponsored Entities Bond Civil Class Action
In a putative consolidated class action filed in the SDNY in 2019, plaintiffs allege that BCI and certain other bond dealers conspired to fix the prices of government sponsored entity bonds in violation of US antitrust law from January 2009 through January 2016.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

In 2018, a putative consolidated class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Capital Securities Limited, Barclays Bank Mexico, S.A., Grupo Financiero Barclays Mexico, S.A. de C.V. and Banco Barclays S.A. was consolidated in the US District Court in the SDNY. The plaintiffs assert antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government Bonds from 2006 through mid-2017. Defendants have moved to dismiss the consolidated action.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement) when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party. BDC has appealed that decision.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The Connecticut case is currently stayed.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA). These include various civil complaints filed in the US Federal Courts in the EDNY and SDNY by separate groups of plaintiffs (aggregating over 4,000) alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys' fees. In respect of a motion by defendants to dismiss one of the complaints, in July 2018, a magistrate judge (to whom the court referred the motion) issued a recommendation that the motion be denied; the defendants objected to that recommendation; and the motion is pending before the court. In respect of another complaint, the defendants’ motion to dismiss was granted in March 2019, but the plaintiffs have moved to file an amended complaint.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds.

In 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. The defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms. In November 2018, the court dismissed certain claims for unjust enrichment and tortious interference, but denied a motion to dismiss the federal and state antitrust claims which remain pending.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact
It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. Barclays has appealed HMRC’s decision to the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact
The total amount of the HMRC assessments is approximately £181m, inclusive of interest.

General
Barclays Bank PLC and its subsidiaries are engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. The Barclays Bank Group is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

16.	Related party transactions

Parent company
The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Fellow subsidiaries
Transactions between the Barclays Bank Group and other subsidiaries of the parent company meet the definition of related party transactions.

Amounts included in the Barclays Bank Group’s financial statements with other Barclays Group companies are as follows:

	Half year ended 30.06.19		Half year ended 30.06.18
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total income	(275)	32	(77)	1
Operating expenses	(46)	(1,546)	(72)	(2,045)

	As at 30.06.19		As at 31.12.18
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total assets	1,707	2,332	727	1,091
Total liabilities	26,315	1,272	21,405	2,058

Except for the above, no related party transactions that have taken place in the half year ended 30 June 2019 have materially affected the financial position or performance of the Barclays Bank Group during this period.

17.	Barclays Bank PLC parent condensed balance sheet

	As at	As at
	30.06.19	31.12.18
Assets	£m	£m
Cash and balances at central banks	104,789	126,002
Cash collateral and settlement balances	87,509	66,196
Loans and advances at amortised cost	159,466	156,764
Reverse repurchase agreements and other similar secured lending	12,108	5,766
Trading portfolio assets	89,066	73,480
Financial assets at fair value through the income statement	180,560	179,365
Derivative financial instruments	243,388	221,247
Financial assets at fair value through other comprehensive income	54,659	43,706
Investment in associates and joint ventures	138	140
Investment in subsidiaries	16,310	14,958
Goodwill and intangible assets	117	123
Property, plant and equipment1	445	103
Current tax assets	1,782	1,439
Deferred tax assets	1,080	1,249
Retirement benefit schemes	1,850	1,748
Other assets	4,087	1,110
Total assets	957,354	893,396

Liabilities
Deposits at amortised cost	240,920	231,017
Cash collateral and settlement balances	77,817	56,358
Repurchase agreements and other similar secured borrowing	10,031	11,113
Debt securities in issue	28,384	26,391
Subordinated liabilities	36,137	35,085
Trading portfolio liabilities	50,940	46,626
Financial liabilities designated at fair value	220,597	216,966
Derivative financial instruments	238,992	221,590
Current tax liabilities	379	376
Deferred tax liabilities	332	-
Retirement benefit liabilities	115	124
Other liabilities1	4,723	3,295
Provisions	610	818
Total liabilities	909,977	849,759

Equity
Called up share capital and share premium	2,348	2,348
Other equity instruments	12,168	10,361
Other reserves	1,478	383
Retained earnings	31,383	30,545
Total equity	47,377	43,637

Total liabilities and equity	957,354	893,396

1       Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in property, plant and equipment of £0.3bn, an increase in liabilities of £0.3bn, with no material impact on retained earnings.

Following a decision to move all European Branch operations to Barclays Bank Ireland PLC, Barclays Bank PLC transferred its businesses in France, Italy, Netherlands, Portugal, Spain and Sweden in Q1 2019.

There was no impact on the consolidated financial statements of the Barclays Bank PLC Group. The most material impacts on the balance sheet of Barclays Bank PLC affect loans and advances at amortised cost of £7,043m, deposits at amortised cost of £3,455m, and repurchase agreements and other similar secured lending of £2,827m. The total net assets transferred to Barclays Bank Ireland PLC were £181m in exchange for 99.4m ordinary shares issued by Barclays Bank Ireland PLC. As a result, Barclays Bank PLC increased its investment in Barclays Bank Ireland PLC by £181m.

In addition to this, in March 2019, Barclays Bank PLC transferred to Barclays Bank Ireland PLC financial liabilities designated at fair value of £3,780m, in exchange for cash consideration.

Other Information

Results timetable1			Date
2019 Annual Report			13 February 2020

				% Change3
Exchange rates2	30.06.19	31.12.18	30.06.18	31.12.18	30.06.18
Period end - USD/GBP	1.27	1.28	1.32	(1%)	(4%)
6 month average - USD/GBP	1.29	1.29	1.38	-	(7%)
3 month average - USD/GBP	1.29	1.29	1.36	-	(5%)
Period end - EUR/GBP	1.12	1.12	1.13	-	(1%)
6 month average - EUR/GBP	1.15	1.12	1.14	3%	1%
3 month average - EUR/GBP	1.14	1.13	1.14	1%	-

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.